Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: July 31, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On July 31, 2025, ReserveOne made the below communications on its X account.

On July 31, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her X account.

On July 31, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, made the below communications on his X account.

On July 31, 2025, Byron Ward, Chief Marketing Officer of ReserveOne, made the below communications on his X account.

On July 31, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, and Sebastian Bea, President and Head of Investment of ReserveOne, participated in a live discussion hosted by Blockchain North, and an extract of the transcript is below.

Flo Thevenin: Congratulations, by the way, on launching another significant business. I'm really curious to dig deep into that, and the topic is really hot right now. So, everyone, my name is Flo. I'm the founder and CEO of Blockchain North. Today we're going to talk about digital asset treasuries. As usual, we have a fantastic lineup. We're going to focus in a little bit on one company, but of course, talk about, you know, the broader context as well. And with us today, we have Jaime Leverton, ex-VP at BlackBerry, incredible career already. And now the CEO and president of ReserveOne. And then we have Sebastian Bea.

Sebastian Pedro Bea: Yeah. President, COO and Head of Investments.

Flo Thevenin: And Jaime, I'm going to turn to you. Since you're the CEO, you're the leader of this new entity, and of course you're well known and have a lot of experience already with a Bitcoin treasury.

Jaime Leverton: Hut was only formed in late 17, started venture in early 18, but it as one of the first companies to keep Bitcoin on its balance sheet. Hut was the first public company to hold Bitcoin on balance sheet, predating Saylor’s entry to the space later in 2020 with taking Bitcoin on balance sheet. And then I was the first CEO of a mining company. I'm not selling my Bitcoin for the foreseeable future. Which I did in January of 2021. And that was a controversial move. There was a lot of debate about me taking that position. But then ultimately what we saw was the majority of the space followed suit.

Jaime Leverton: We do. And here at ReserveOne, obviously I'm the, the founding CEO, still a Canadian, although I commute to New York now. We are headquartered in New York and will come to market as a public company via Nasdaq transaction. But we're the first that is a digital, a diversified digital asset treasury company. So we're not just holding one asset. Our intention will be to, to have a mix 80% Bitcoin about in the beginning and then a 20 into altcoins that really mirror what we're seeing and hearing from the federal government with respect to the digital asset stockpile. So Ethereum, Solana and then ADA and XRP to start. The other thing that's differentiated from many is that we will be looking to generate revenue on the assets while we hold them on our balance sheet. And that's a big part of Sebastian's job. No pressure, Sebastian. And we are coming to market at scale, so we expect to be at the first diversified to scaled digital asset treasury company and are really excited to keep the process moving here.

Flo Thevenin: So I want to talk more about ReserveOne in a moment, but just to keep a little structure here, I just want to explain what a digital asset treasury is. I'm definitely not an expert, so I'm not going to try to do that for you here. But you know what's different between a digital asset treasury or a crypto treasury and like a regular crypto portfolio, a hedge fund or an ETF? In essence, what is a digital asset treasury? Can you explain that, either of you?

Jaime Leverton: Well, the key word is company in that we are a company. So we expect to be upon approval of the transaction by the SEC, a publicly traded entity and that's run by a management team and has different type of structure and kind of optionality being built into us as a public company, which is very different from a hedge fund structure or an ETF structure or a mutual fund structure. Different with respect to fees that are paid by holders. Different with respect to the types of capital markets access debt products that are available. The restrictiveness of the mandates are different. So there are a lot of differences across, across the vehicles. But the key with a digital asset treasury company is that it is a company and it is essentially permanent capital. So our intention is to hold the assets on our balance sheet indefinitely, right.

Flo Thevenin: That's interesting. So I have a follow up question to that. So I was going to ask about the competitive landscape. As I said at the beginning of this session, I am seeing and we have had direct contact with a few companies including here in Canada who are setting up as digital assets or in some cases as pure play Bitcoin treasury companies. Can you speak a little bit to either of you to the competitive landscape globally? I would say unless you want to hone in on the US or Canada. But yeah, I mean I guess there's a lot of appetite, there's a lot of demand. Of course right now with Bitcoin at 120 it's like these memes where you see two doors and at 60k no one's knocking and at 120 everyone's knocking. So we're in the second situation right now. So there must be demand. But how much demand is there exactly? And how are these different companies going to differentiate themselves that you included?

Jaime Leverton: Yeah. So let me start and then I'll ask Sebastian to follow on. It's impossible to say how deep the demand is. I'll start there. I think it's definitely and more attractive in the US market based on just the depths of US capital markets. They're really, there's not a close second to the, to the depths of capital, to the depths of the, of liquidity. And so I do see and hear about things standing up in other jurisdictions and I think that's great. I think every market needs this type of access and I think there will be demand, but I think just, just a little bit more muted than what we're seeing here in the United States. And the, the early days were very, very Bitcoin heavy. I mean Bitcoin has it, it has the advantage of already established market clarity. We know Bitcoin is a commodity ETFs futures and it has a depths of, of capital markets structure and regulatory support that we have yet to really see for the other tokens in the space. And as we touched on earlier, what we're seeing from the federal government obviously first and foremost with, with the genius bill which is, which is giving clarity to stablecoins and then what we hope to be through the CLARITY bill, that gives us market clarity on structure, which really means it gives us market clarity for the rest of the tokens and the rest of the ecosystem. So not investment advice. I don't like to make predictions, but it feels like the halo is about to shift from Bitcoin to the other assets or what we historically have referred to as the alts, because we're going to get that, that true depth of regulatory and market structure clarity in the coming months from the US Government. And I think it's fair to say that jurisdictions globally are really looking at the US Government and what they're doing and will take the lead or take the cues from them. So long answer to impossible to say how long this goes. I think it, it's very much going to be a more favorable environment for alts in the next 3, 6,12 months. That would be what I expect us to continue to see. That's really interesting and that's why you're seeing more and more digital asset treasury companies coming to market here in the US with, with other tokens outside of Bitcoin. So we've seen a lot around Solana Ethereum and we're hearing about a number of other tokens. I think BNB came recently as well. So I do expect that to continue and it's all kind of part of the same regulatory backdrop that's allowing this depth of demand.

Sebastian Pedro Bea: Yeah, absolutely. So we're in the process of building our operations and our operations are principally focused around building the investment management function, which is both leveraging external fiduciary asset managers, whether they're regulated by the SEC or the CFTC, and also building our internal investment capability. But the overall goal is very simple. We're building the capability so we can buy and hold securely and then deploy conservatively so that we can seek to compound our crypto. We want to start with Bitcoin and have more Bitcoin as we grow throughout the year through generating returns on our assets. But, you know, look, we are taking investment risk in all of these things. So the, the goal is to set up the operations and the investment due diligence so that we understand the risks that we're taking and specifically we understand how and why we're getting paid for providing the capital. And at a higher level, you know, we really don't want to be taking risk as much as taking advantage of the illiquidity that our vehicle affords. We have permanent, quasi permanent capital when we eventually list as a public trade company in Nasdaq. And our goal here is to take advantage of the structures so that our investors in the equity can benefit from, from those unique advantages that are, that come from being a digital asset treasury. And that's leveraging some of my experience at BlackRock, which was quite useful also my time at Coinbase Asset Management. And it's, it's, it's a lot of fun and you know, for those that don't know like this is also getting the band back together. So Jaime and I actually know each other back from early, early 2023 because I was at One River and then, then Coinbase has some management when we were working, when we were actually at, on my side trying to lend money to Jaime over at Hut 8. And so actually Coinbase made its first ever loan to a Bitcoin miner when it was working when eventually lent created a line for Jaime. And in that process, we were worried about the same things we're worried about today. Right. Can we, can we deploy conservatively and generate a good return? And, and, and do we understand why we're getting paid to deploy our capital? And is, is it a fair transaction? That's the type of stuff we're focused on on a daily basis.

Flo Thevenin: Very cool, very cool. And could you maybe, maybe share some of the partners that you have on board already? Who are you working with or at least what type of partners? But if you have some names, that'd be great.

Sebastian Pedro Bea: Yeah, no, no, absolutely. And this has also been disclosed, so for those that haven't gone to our website, so ReserveOne.com and check out resources and in there you'll see that our, the whole deck that we described, ReserveOne and, and the press release, it talks about some of our partners, which include Galaxy as well as Kraken and Monarch Asset Management and Falcon X. So we'll also be using Coinbase on the custody side of things. So we're taking full advantage of some of the regulatory environments that we have here in the US Particularly in custody, from whether it's a national charter or, or, you know, a New York charter, a New York trust or a Wyoming trust. We think there's a lot of benefits to having a little bit of a diversification there as well from the regulatory perspective.

Flo Thevenin: Quite a, quite a stellar list of partners there. Kraken, Coinbase, Falcon X. Yeah.

Sebastian Pedro Bea: And then the investors, the people that invested in the transaction are committed to the transaction. That's also in the press release. We've had really pleased to have some notable folks like Cantor and Galaxy as.

Jaime Leverton: Yeah, we've got a. We're blessed with a really, really robust list of supporters on kind of all sides of the business. And in addition to Sebastian on the management team, the anticipated board of directors is quite unique as well.

Flo Thevenin: Yeah, I saw Wilbur Ross there.

Jaime Leverton: Right.

Flo Thevenin: Former U.S. Secretary of Commerce.

Jaime Leverton: Yeah, Secretary of Commerce. We've got Wilbur, we've got Chinh Chu, who is the founder and head of CC Capital. Prior to that, I think it was 25 years at Blackstone. We've got Gabriel Abed, who's the chair of a very large cryptocurrency exchange. We've got John D'Agostino who's head of strategy for Coinbase and Institutional. Reeve Collins, who's one of the co-founders of Tether. And then you've got Sebastian, myself. So really a deep, deep bench of experience across not just crypto, but Wall Street and D.C. as well.

Flo Thevenin: Yeah. In fact, if I remember correctly, Wilbur Ross was pretty anti crypto until he, I guess, saw the light. Is that correct? So that's interesting too.

Jaime Leverton: Yeah. And look, that's, that's, that's really a testament again to what we're seeing come out of, come out of the White House. And Wilbur, I had the opportunity to spend some time with him and walk him through what we were doing, how we were doing it, who we were building with and just kind of demonstrate that we weren't cowboys. We're, you know, real professional building something in the space that's significant and diversified and looking to be a big player over the long term. And he was, he was excited to join us. So that's been great.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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